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             [LETTERHEAD OF SHEPPARD MULLING RICHTER & HAMPTON LLP]


                                              Michiko Lindsey
                                              Writer's Direct Line: 858-720-7404
                                              mlindsey@sheppardmullin.com
June 10, 2005
                                              Our File Number:  05RK-111410


VIA EDGAR AND FACSIMILE

Jim B. Rosenberg
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: MicroIslet, Inc. - Form 10-KSB for the Fiscal Year Ended December 31, 2004 (File No. 0-27035)


Dear Mr. Rosenberg:

     I am writing to confirm my telephone conversation with Mr. Frank Wyman pursuant to which the staff acknowledged the change in timing for MicroIslet, Inc's. response to your letter to Mr. John F. Steel IV, Chairman and Chief Executive Officer, dated April 29, 2005, concerning its Form 10-KSB for the Fiscal Year ended December 31, 2004 (File No. 0-27035). MicroIslet anticipates submitting its response to the Commission on or before June 24, 2005.

     If you have any questions, please feel free to contact me at 858-720-7404.

                                            Sincerely yours,

                                            /s/ Michiko Lindsey

                                            Michiko Lindsey
                                 SHEPPARD MULLIN RICHTER & HAMPTON LLP


cc:  Frank Wyman
     William G. Kachioff
     John D. Tishler, Esq.